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SEC FILE NUMBER
8-65298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ridgeback Securities, Ltd

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1218 Webster Street
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William H Van Pelt IV	713-289-6200	bvp4@mccltd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

M&K CPAs, PLLC
(Name – if individual, state last, first, and middle name)

24955 Interstate Hwy 45 Ste 400	The Woodlands	TX	77380
(Address)	(City)	(State)	(Zip Code)

07/16/2006	2738
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H Van Pelt IV, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ridgeback Securities, Ltd, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: William H Van Pelt IV

Title:
President, FINOP

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RIDGEBACK SECURITIES, LTD.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

RIDGEBACK SECURITIES, LTD.

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner
Ridgeback Securities, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ridgeback Securities, Ltd. as of December 31, 2025, the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ridgeback Securities, Ltd. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ridgeback Securities, Ltd.'s management. Our responsibility is to express an opinion on Ridgeback Securities, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ridgeback Securities, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplementary Reports Pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, Supplementary Schedules Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Ridgeback Securities, Ltd.'s financial statements. The supplemental information is the responsibility of Ridgeback Securities, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary Reports Pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, Supplementary Schedules Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC
PCAOB # 2738
We have served as Ridgeback Securities, Ltd.'s auditor since 2022
The Woodlands, TX
April 1, 2026

RIDGEBACK SECURITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

ASSETS:
  Current Assets
    Cash and Cash Equivalents ... $ 683,353
    Commissions Receivable ... 88,134
    Prepaid Expenses ... 13,924
  Total Current Assets ... 785,411

TOTAL ASSETS ... $ 785,411

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:
  Current Liabilities
    Commissions Payable ... $ 462,432
    Overhead Allocation Payable to Ridgeback Group ... 69,161
  Total Current Liabilities ... 531,593

TOTAL LIABILITIES ... 531,593

PARTNERS' CAPITAL ... 253,818

TOTAL LIABILITIES AND PARTNERS' CAPITAL ... $ 785,411

The accompanying notes are an integral part of these financial statements.

RIDGEBACK SECURITIES, LTD.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES:		
Placement Fee Revenues	$	849,928
Variable Life Insurance		2,018
Total Revenues		851,945
GENERAL AND ADMINISTRATIVE EXPENSES:		
Commission Expense		780,266
Payroll Expense		223,839
Shared Services		38,654
Technology, Data & Communication		33,629
E&O Insurance		26,992
License and Registration Fees		23,815
Office Rent		11,009
Professional Fees		12,183
Regulatory Fees & Dues		10,355
Franchise Tax		2,006
Total General and Administrative Expenses		1,162,748
OTHER INCOME		
Interest income		-
Miscellaneous		-
Total Other Income		-
NET LOSS	$	(310,803)

The accompanying notes are an integral part of these financial statements.

RIDGEBACK SECURITIES, LTD.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2025

	General Partner	Limited Partners	Total
Balance, December 31, 2024	$ 10,077	$ 168,554	$ 178,631
Contributions	3,840	382,150	385,990
Net Loss	(3,108)	(307,694)	(310,803)
Distributions	-	-	-
Balance, December 31, 2025	$ 10,809	$ 243,010	$ 253,818

The accompanying notes are an integral part of these financial statements.

RIDGEBACK SECURITIES, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(310,803)
Net change in:		
(Increase) in prepaid expenses		(724)
(Increase) decrease in commission receivable		867,150
Increase (decrease) in commissions payable		(609,642)
Increase (decrease) in payable to Ridgeback		69,161
Net cash from operating activities		15,143
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions from Partners		385,990
CASH FLOWS FROM INVESTING ACTIVITIES:		
Repayments from Related Party		-
NET CHANGE IN CASH AND CASH EQUIVALENTS		401,133
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		282,220
CASH AND CASH EQUIVALENTS, END OF YEAR	$	683,353
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash Paid for Interest	$	-
Cash Paid for Income Taxes	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business Activity

Ridgeback Securities, Ltd. (the Partnership), formerly Mid-Continent Securities, Ltd., was organized on April 2, 2002 under the laws of the State of Texas to engage solely in the business as a registered broker-dealer.

At January 1, 2025, the general partner had a 1% general partnership interest, and one limited partner had a 99% limited partnership interest. As of May 19, 2025, the general partner has retained a 1% general partnership interest, and the limited partners own a combined 99% limited partnership interest as further described below. The Partnership is perpetual, unless terminated at an earlier date as provided for in the Partnership Agreement.

The Partnership became a registered broker/dealer with the Securities and Exchange Commission ("SEC") in April 2002 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership operates under the provisions of Rule 15c3-3 of the SEC and accordingly is exempt from the remaining provisions of that Rule. The Partnership's customers consist of individuals and entities located throughout the United States of America.

In December 2024, FINRA approved a Continuing Membership Application for change in control, an increase in associated persons from 10 to 50, an increase in offices from 1 to 13, and the addition of general securities business as an additional business line. On April 15, 2025, the Partnership changed its name from Mid-Continent Securities, Ltd. to Ridgeback Securities, Ltd. Effective May 19, 2025, the Partnership amended its Partnership Agreement to admit The Ridgeback Group, LLC as a member of the general partner and as a limited partner.

This summary of significant accounting policies of the Partnership is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Partnership.

Basis of Accounting

The Partnership maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, which is required by the SEC and FINRA whereby revenues are recognized in the period earned and expenses when incurred. Accounting principles followed by the Partnership and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Revenue Recognition

The Partnership receives placement fee revenues for directing its customers to invest in hedge funds, mutual funds and commissions from the sale of variable life insurance products. The Partnership does not carry any securities for its customers. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Revenue Recognition-continued

Under Topic 606, revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

We determine revenue recognition through the following steps:

· identification of the contract, or contracts, with a customer;

· identification of the performance obligations in the contract;

· determination of the transaction price;

· allocation of the transaction price to the performance obligations in the contract;

· recognition of revenue when, or as, we satisfy a performance obligation.

Placement Fee Revenues and Variable Life Insurance Products

Placement fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract. The Partnership provides investment advisory services daily. The partnership also receives commissions on the sale of variable life insurance products. The Partnership believes the performance obligation for providing advisory services is satisfied over time because the client is receiving and consuming the benefits as they are provided by the Partnership. Fee arrangements are based on a percentage applied to the client's assets under management. Revenue is recognized at the point that performance under the arrangement is complete.

For certain contracts, revenues are recognized over time in which the performance obligation are simultaneously provided by the Partnership and consumed by the customer and commissions are received by the Partnership.

Performance-Based Fees

Although performance fees are earned throughout the fiscal year, performance fee revenue recognition is deferred until such time as the amounts are known and received. Under ASC 606 (Revenue from Contracts with Customers), performance-based fees are treated as variable consideration. Revenue from variable consideration is estimated and included in the transaction price only to the extent that it is probable that a significant reversal of cumulative revenue will not occur once the uncertainty is resolved. Consequently, the Partnership defers recognition of performance-based fees until receipt of funds.

Accounts and Commissions Receivable

Accounts and commissions receivable represent amounts owed to the Partnership which are expected to be collected within the next twelve months. Management evaluates receivables on an ongoing basis by analyzing current economic conditions, customer relationships, and previous payment histories. At December 31, 2025, no allowance for doubtful accounts is established as all receivables are deemed collectible.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks and all short-term, highly liquid investments which are readily convertible into cash and have an original maturity of three months or less.

Fair Value Measurements

The carrying amounts of the Partnership's financial instruments, which include cash and cash equivalents, commissions receivable, note receivable-related party, and commissions payable, approximate their fair values due to their short maturities.

Income Tax

The Partnership has elected to be taxed as a partnership. As such, the Partnership does not pay Federal corporate income taxes on its taxable income. Instead, the partners are liable for individual Federal income taxes on their respective shares of taxable income. The Partnership is liable for Texas margin tax, which is based upon taxable margin, as defined under the law, rather than being based on Federal taxable income. As of and for the year ended, December 31, 2025, the Partnership's Texas margin tax expense was not significant. The Partnership has no uncertain tax positions as of December 31, 2025.

Management Review

The Partnership has evaluated subsequent events through April 1, 2026, the date the financial statements were available to be issued. There were no subsequent events requiring recognition or disclosure.

Recently Announced Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." The amendments in guidance improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This guidance is effective for public entities for fiscal years beginning after December 15, 2023. The Company adopted this guidance for the Company's fiscal year ended December 31, 2025.

NOTE 2: PARTNERSHIP AGREEMENT

Management

The general partner, MCSALGP, LLC, except as otherwise expressly stated or provided in the Partnership Agreement and subject to the approval of the limited partners to the extent required by the Partnership Agreement, shall have the sole and exclusive right to manage the business of the Partnership.

NOTE 2: PARTNERSHIP AGREEMENT-continued

Liability of Limited Partners

The liability of the limited partners to the Partnership shall be limited to the difference between the limited partners' capital contributions as actually made and that stated in the initial offering certificate as having been made; provided, however, that when the limited partners have received the return in whole or in part of their capital contributions, they shall nevertheless be liable to the Partnership to the extent required by law for any sum, not in excess of such return with interest at the legal rate thereon, necessary to discharge the Partnership's liabilities to all creditors who extend credit or whose claims arose before such return, and who have not waived this provision in whole or in part.

General Allocation of Income and Expenses

Net income and losses shall be allocated one percent to the general partner and ninety-nine percent to the limited partners.

Special Allocation of Income and Expenses

To the extent that an allocation of losses would cause a limited partner to have an adjusted capital account deficit at the end of any fiscal year, then, those losses shall be allocated 100% to the general partner. If losses have been allocated pursuant to the terms of the agreement, then profits shall be allocated 100% to the general partner until the aggregate profits allocated to the general partner for the fiscal year end and all previous years is equal to the aggregate losses allocated to the general partner for all fiscal years.

Payment of Distributions

The general partner shall make distributions from time to time, by majority vote of the general partner, to cause the Partnership to distribute cash or property to the partners as a return of capital. Distributions need not to be made in accordance with the partners' units or capital accounts. Rather, distributions can be made to any partner, in the general partner's discretion, including itself, as long as that distribution is designated as a return of capital, provided, however, that the distributions may be made only to a partner to the extent of the positive balance in that partner's capital account.

NOTE 3: RELATED PARTY TRANSACTIONS

Under terms of shared services agreements, the Partnership pays monthly amounts to the limited partners for rent and certain administrative services. The monthly payments are not necessarily indicative of the costs that would have been incurred had the Partnership been a separate and independent partnership. During the year ended December 31, 2025, the Partnership paid $55,684 to the limited partners.

The Partnership made no distributions of capital to the Partners to the general and limited partner for the year ended December 31, 2025.

Partners contributed $385,990 of capital in the form of cash during the year ended December 31, 2025. These capital contributions occurred pursuant to the Continuing Membership Application approved in December 2024.

NOTE 4: CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist of cash and cash equivalents and commission receivable. At various times during the year, the Partnership may

NOTE 4: CONCENTRATIONS OF CREDIT RISK-continued

have bank deposit in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

As of December 31, 2025, customer concentrations were as follows:

Customer Name	% of Revenues	% of Commissions Receivable
Customer A	29.9%	0.0%
Customer B	18.4%	0.0%
Customer C	14.6%	12.2%

NOTE 5: NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Partnership had net capital of $239,646 which was $204,189 in excess of its required net capital of $35,457. Additionally, the Partnership's ratio of aggregate indebtedness to net capital was 222%.

NOTE 6: COMMITMENTS AND CONTINGENCIES

Lease Commitment

The FASB issued ASU 2016-02, "Leases" Topic 842, which amends the guidance in form ASC 840, Leases. The new standard increases transparency and comparability most significantly by requiring the recognition of lessees of right-to-use ("ROU") assets and lease liabilities on the balance sheet for all leases longer than 12 months. The Partnership leases office space under a month-to-month agreement from a related party and ASC 842 does not apply to the Partnership for this monthly agreement. The Partnership has no other lease commitments.

Litigation

The Partnership from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there were no claims or actions pending or threated against the Partnership, the ultimate disposition of which would have a material impact on the Partnership's financial position, results of operations or cash flows.

NOTE 7: SUBSEQUENT EVENTS

There were no subsequent events requiring recognition or disclosure through April 1, 2026, the date the financial statements were available to be issued.

NOTE 8: SEGMENT REPORTING

The Partnership is engaged in a single line of business as a securities broker-dealer, whose business activities consist of private placement of securities, including private equities, corporate debt and direct participation programs. The Partnership has identified its Chief Executive Officer as the chief operating decision maker (CODM), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Partnership. Additionally, the CODM

NOTE 8: SEGMENT REPORTING-continued

uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Partnership's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Partnership as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

RIDGEGBACK SECURITIES, LTD.
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

Net Capital:
Partners' capital from statement of financial condition	$	253,818
Non-allowable assets		(14,172)
Net capital before haircuts		239,646
Haircuts		-
NET CAPITAL	$	239,646

Computation of basic net capital requirement:
Minimum net capital required (greater of $25,000 or 6-2/3% of aggregate indebtedness.)	$	35,457
Net capital in excess of minimum requirement		204,189
Net capital less 120% of minimum net capital required	$	197,097

Ratio:
Aggregate indebtedness to net capital	2.2182 to 1
Ratio of subordinated indebtedness to debt/equity total	-

Note: There are no material differences between the above computation and the computation of net capital as of December 31, 2025 as filed on April 1, 2026 by Ridgeback Securities, Ltd. on Form X-17A-5.

RIDGEBACK SECURITIES, LTD.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS, COMPUTATION FOR DETERMINATION OF PAB RESERVE REQUIREMENTS, AND
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
YEAR ENDED DECEMBER 31, 2025

The Partnership is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5,” Reports to be made by certain brokers and dealers”) This Exemption report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). The Partnership does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and The Partnership is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Firm limits it’s business activities exclusively to directing customers to invest in hedge funds, mutual funds and variable life insurance products, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner
Ridgeback Securities, Ltd.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Letter Pursuant to SEA Rule 17a-5, in which (1) Ridgeback Securities, Ltd. did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 , and (2) Ridgeback Securities, Ltd. is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation identifying and directing its clients to invest in hedge funds, mutual funds, and sales of variable life insurance products, in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Ridgeback Securities, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ridgeback Securities, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC
The Woodlands, TX
April 1, 2026





William H. Van Pelt, IV
Ridgeback Securities, LTD.
1218 Webster Street
Houston, TX 77002

March 30, 2026

Ridgeback Securities, Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3.
(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities to mutual funds, private placements, variable insurance products and mergers and acquisitions and (A) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (B) did not carry accounts for customers; (C) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company has met these exemption provisions throughout the most recent fiscal year ended December 31, 2025 without exception.

Ridgeback Securities, Ltd.

I, William H. Van Pelt, IV, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:_____
William H. Van Pelt, IV
Chief Executive Officer



Securities offered through Ridgeback Securities, LTD. Member FINRA/SIPC.
1218 Webster Street, Houston, TX 77002 (281) 749-1948



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the General Partner
Ridgeback Securities, Ltd.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Ridgeback Securities, Ltd. and the SIPC, solely to assist you and SIPC in evaluating Ridgeback Securities Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Ridgeback Securities Ltd.'s management is responsible for its Form SIPC-7 and for its compliancewith those requirements. This agreed-upon procedures engagement was conducted in accordance with standards establishedby the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Ridgeback Securities Ltd.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported toyou.

This report is intended solely for the information and use of Ridgeback Securities Ltd. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC
The Woodlands, TX
April 1, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME

RIDGEBACK SECURITIES, LTD

SEC No.

8-65298

For the fiscal period beginning _____1/1/2025_____ and ending __12/31/2025__

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)	$ 851,945.00
2	Additions:	
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
b	Net loss from principal transactions in securities in trading accounts.	
c	Net loss from principal transactions in commodities in trading accounts.	
d	Interest and dividend expense deducted in determining item 1.	
e	Net loss from management of or participation in the underwriting or distribution of securities.	
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	
g	Net loss from securities in investment accounts.	
h	Add lines 2a through 2g. This is your **total additions**.	$ 0.00
3	Add lines 1 and 2h	$ 851,945.00
4	Deductions:	
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 2,018.00
b	Revenues from commodity transactions.	
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
d	Reimbursements for postage in connection with proxy solicitations.	
e	Net gain from securities in investment accounts.	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
h	Other revenue not related either directly or indirectly to the securities business.	
	Deductions in excess of $100,000 require documentation	
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	
c	Enter the greater of line 5a or 5b	$ 0.00
6	Add lines 4a through 4h and 5c. This is your **total deductions**.	$ 2,018.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 849,927.00
8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 1,274.00
9	Current overpayment/credit balance, if any	$ 150.00
10	General assessment from last filed __2025__ SIPC-6 or 6A	$ 277.00

11	**a** Overpayment(s) applied on all __2025__ SIPC-6 and 6A(s)	$ 277.00	
	b Any other overpayments applied	$ 0.00	
	c All payments applied for __2025__ SIPC-6 and 6A(s)	$ 0.00	
	d Add lines 11a through 11c		$ 277.00

12	**LESSER** of line 10 or 11d.	$ 277.00

13	**a** Amount from line 8	$ 1,274.00	
	b Amount from line 9	$ 150.00	
	c Amount from line 12	$ 277.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.		$ 847.00

14	Interest (see instructions) for ___28___ days late at 20% per annum	$ 13.00
15	**Amount you owe SIPC**. Add lines 13d and 14.	$ 860.00
16	Overpayment/credit carried forward (if applicable)	$ 0.00

SEC No. 8-65298	*Designated Examining Authority* DEA: FINRA	*FYE* 2025	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	RIDGEBACK SECURITIES, LTD 1218 WEBSTER ST HOUSTON, TX 77002-8841 UNITED STATES		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

[✓] By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

RIDGEBACK SECURITIES, LTD	WILLIAM H. VANPELT
(Name of SIPC Member)	(Authorized Signatory)
3/30/2026	bvp4@mccltd.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.